ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

January 18, 2022

via edgar

Elisabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds Trust (the “Registrant”)

Initial Registration Statement on Form N-1A (File Nos. 333-260527 and 811-23751)

Dear Ms. Bentzinger:

Below are responses to your comments, which we received from you via telephone on January 7, 2022, with regard to pre-effective amendment no. 1 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2021.

The Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

General Comments

1.	Comment: If the Registration Statement is effective before the proposed reorganization is consummated, please file a supplement to the prospectus stating that the funds’ shares will not be offered for purchase until the reorganization is consummated.

Response: The Registrant confirms that if the Registration Statement is effective before the proposed reorganization is consummated, it will file a supplement to the prospectus stating that the funds’ shares will not be offered for purchase until the reorganization is consummated.

2.	Comment: Depending on timing of effectiveness and the reorganization, please file a registration statement on Form N-1A pursuant to Rule 485(b) if the funds’ financial statements need to be updated.

Response: The Registrant will file a registration statement on Form N-1A pursuant to Rule 485(b) if the funds’ financial statements need to be updated.

3.	Comment: Please complete all blank information in pre-effective amendment no. 2.

Response: The Registrant will complete all blank information as needed.

Summary Prospectuses

4.	Comment: Please revise the prospectus cover page to remove the legend regarding paper copies.

Response: The requested change has been made.

5.	Comment: We note that the principal risks in the summary prospectuses appear in alphabetical order. Please order the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield, and total return. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The requested change has been made.

6.	Comment: Please update all performance information as of December 31, 2021.

Response: The requested change has been made.

Statutory Prospectuses

7.	Comment: The discussion in the section of the statutory prospectuses titled “Description of Principal Investment Risks” states that tax risk is a principal risk for Institutional Prime Obligations Fund and Retail Prime Obligations Fund but it is only a principal risk for Retail Tax Free Obligations Fund. Please edit the disclosure accordingly.

Response: The requested change has been made.

8.	Comment: Disclosure in the fifth paragraph also states that a shareholder should contact his or her financial intermediary to determine the time by which it must receive a purchase or redemption order to receive same day processing, suggesting that such intermediaries may impose cut-off times earlier than those imposed by the Funds and disclosed in the prospectus. Please explain supplementally if the Funds have any specific knowledge of an intermediary imposing its own early cut-off time, and the circumstances surrounding such cut-off time. Please also explain how the intermediary’s imposition of an early cut- off time is consistent with the Funds’ obligations under Rule 22c-1 of the 1940 Act to effect purchase and redemption orders at the current net asset value next computed after receipt of a purchase or redemption request.

Response: With respect to the first part of the Staff’s comment, the Funds’ intermediaries typically trade through omnibus accounts held at the Funds’ transfer agent. It is our understanding that intermediaries generally impose an internal cut-off time of 15 minutes before a Fund’s pricing time. This provides the intermediary with sufficient time to calculate and communicate the net trade in the omnibus account to the Fund’s transfer agent prior to each Fund’s pricing time. We also understand that intermediaries generally have procedures in place to accommodate their clients who have trade requests in the intervening period between the intermediaries internal cut-off and a Fund’s pricing time, which involves the intermediary contacting the transfer agent directly by phone prior to the Fund’s pricing time.

With respect to the second part of the Staff’s comment, the Prospectus discloses that the Funds generally calculate their NAV per share as of the time specified in the table under the section titled “Additional Information on Purchasing and Redeeming Funds Shares—Calculating Net Asset Value” on each business day that the Funds are open. The Fund does not impose an earlier cut-off time than the pricing time indicated in the aforementioned table, so the Registrant believes the Funds’ approach is consistent with Rule 22c-1.

The Registrant notes that financial intermediaries, and not the Funds, may impose earlier cutoff times for purchase and redemption requests upon those shareholders who choose to purchase and redeem Fund shares through a financial intermediary. Such requests received by financial intermediaries after their designated cut-off times, but before the cut-off times established by a Fund, will not have been received (as described in Rule 22c-1(a)) by a Fund until the next day.

The disclosure stating that an investor should contact their financial intermediary to determine the time by which it must receive the investor’s order relates to the time by which a Fund or transfer agent must receive the order from the financial intermediary for the order to receive that day’s NAV. For example, disclosure in the “Calculating Net Asset Value” section states that “Purchase and redemption orders received after closing time, including an Early Close, will be processed the next business day.” The Registrant believes the cited disclosure is appropriate and consistent with Rule 22c-1.

Consistent with the purpose of Rule 22c-1, the Funds and their transfer agent do not “receive” purchase or redemption requests after the cut-off times disclosed in the Prospectus. If a shareholder attempts to initiate a trade after the cut-off times, the shareholder would be informed that the trade would be processed on the following business day and would receive the following day’s NAV. Consequently, each purchase and redemption is effected at the current NAV next determined receipt of the purchase or redemption order consistent with Rule 22c-1.

9.	Comment: With respect to the Retail Tax Free Obligations Fund, please state that while distributions may not be subject to federal tax, they may be subject to state and local income tax. Please also clarify in the disclosure that the Fund may invest up to 20% of its assets in taxable money market securities, as stated elsewhere in the prospectus, and therefore the Fund may invest a portion of its assets in securities that generate income that is not exempt from federal or state income tax. Finally, please state that any capital gains distributed by the Fund may be taxable. Item 11(f)(2) of Form N-1A.

Please reconcile the disclosure among the various share class prospectuses to use consistent language regarding these items.

In the prospectuses for share classes other than Class T, the text does not contain the capital gains disclosure. Please add the capital gains disclosure that appears in the Class T prospectus to the other share class prospectuses.

Response: The disclosure has been revised accordingly.

10.	Comment: It appears that Class A is the only share class that permits exchanges. In section of prospectus titled “Determining Your Share Price” - “Exchanging Fund Shares,” please update the cross reference in the “Determining Your Share Price” section in prospectuses other than Class A.

Response: The requested change has been made.

11.	Comment: If Class T shares now have a full year of performance history, please update the performance data to show Class T instead of Class A share data.

Response: The disclosure has been revised accordingly.

12.	Comment: In the Class T prospectus in the section titled “Shareholder Eligibility,” please revise the third sentence to reference the Retail Tax Free Obligations Fund in addition to the Retail Prime Obligations Fund.

Response: The disclosure has been revised accordingly.

Statement of Additional Information

13.	Comment: On the cover page of the Statement of Additional Information (“SAI”), please add a hyperlink to annual report for predecessor funds and change date from August 31, 2020 to 2021.

Response: The disclosure has been revised accordingly.

Investment Restrictions

14.	Comment: The concentration policy for Government Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund states that they will not concentrate in a particular industry, except that there shall be no limitation on the purchase of obligations of domestic commercial banks, excluding for this purpose, foreign branches of domestic commercial banks. We note that, as stated in the prospectuses, only the Institutional Prime Obligations Fund and Retail Prime Obligations Fund will concentrate their investments in the banking industry.

Because Government Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund invest solely in U.S. government securities, U.S. Treasury obligations, or repurchase agreements secured by such securities, these funds will not invest in any industry. As such, please clarify the concentration policy with regard to these funds.

Response: The Registrant respectfully notes that Release No. 9011 (Oct. 30, 1975) (“Release 9011”), applicable to funds relying on Rule 2a-7 under the 1940 Act, such as the Funds, states that “the [S]taff is of the view that [money market] funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in government securities, as defined in the [1940 Act], and certain bank instruments issued by domestic banks provided that, with respect to the latter, additional disclosure is made concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” In reliance on the Staff’s guidance set forth in Release 9011, the Registrant has revised disclosure in the aforementioned section to clarify the type and nature of the various instruments in which the Funds may invest and the criteria used by the Funds in evaluating and selecting such investments. For the avoidance of doubt, the Funds do not retain discretion as to when or whether they may concentrate in the banking industry.

15.	Comment: The concentration policy also states that the U.S. Government and its political subdivisions are not considered members of any industry. While a fund’s 25% limit on investing in any one industry does not apply to investments in tax-exempt securities issued by governments or political subdivisions of governments, a fund must include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental issuers. Please provide in adjacent disclosure a statement to that effect.

Response: The Registrant has revised the disclosure to clarify the concentration policy with regard to Retail Tax Free Obligations Fund. For the avoidance of doubt, as government money market funds under Rule 2a-7, each of Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund are required to invest at least 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully.

16.	Comment: With regard to the industry concentration policy for Institutional Prime Obligations Fund and Retail Prime Obligations Fund, please revise the wording of the policy to change “may” to “will.” If you intend to state “may,” then please add disclosure clarifying when the funds may or may not concentrate.

Response: The requested change has been made.

17.	Comment: In the paragraph following the list of investment restrictions, beginning with the phrase “For purposes of applying the limitation set forth in number 1(b) above …” please delete (b) and simply refer to number 1.

Response: Changes made in response to comment 15 result in the need to distinguish between numbers 1(a) and number 1(b). Accordingly, the Registrant respectfully declines to make this change.

18.	Comment: If the reference to domestic banks is removed from the industry concentration policy for the government money market funds as described in comment 14, please then clarify the disclosure in the paragraph following the list of investment restrictions to note that the text relating to domestic banks applies only to Institutional Prime Obligations Fund and Retail Prime Obligations Fund.

Response: The Registrant directs the Staff to its response to comment 8 and, accordingly, respectfully declines to make the requested change.

19.	Comment: Please revise the second sentence in the paragraph following the list of investment restrictions to note that, under normal market conditions, each of the Institutional Prime Obligations Fund and Retail Prime Obligations Fund will concentrate (rather than invest) more than 25% of its total assets in securities issued by companies in the banking industry.

Response: The requested change has been made.

20.	Comment: In the last sentence of the second paragraph under the section titled “Additional Restrictions,” please list revise the disclosure to state that neither Retail Tax Free Obligations Fund nor U.S. Treasury Money Market Fund will invest in repurchase agreements.

Response: The requested change has been made.

21.	Comment: Please consider deleting the last paragraph under the section titled “Additional Restrictions.”

Response: The requested change has been made.

22.	Comment: With regard to the second paragraph in the section titled “Trustee Ownership of Securities of the Funds or Adviser,” please confirm that the disclosure covers all funds in the fund complex.

Response: The Registrant hereby confirms that the disclosure covers all funds in the fund complex.

23.	Comment: With regard to the second paragraph in the section titled “Trustee Ownership of Securities of the Funds or Adviser,” please update the date to December 31, 2021 and update information as needed.

Response: The requested change has been made.

24.	Comment: In the section titled “Distributor,” please update the disclosure to provide the information required by Item 25(a)(3) to show the amounts received and retained by the distributor for the past three fiscal years relating to the predecessor funds.

Response: The requested change has been made.

25.	Comment: In the section titled “Independent Registered Public Accounting Firm,” please insert the name and address of the funds’ auditor.

Response: The requested change has been made.

26.	Comment: Please insert Appendix A.

Response: The requested change has been made.

27.	Comment: In the section titled “Description of the Trust’s Shares” – “Shares of Beneficial Interest,” please update the information as of a date within 30 days of the file date of pre-effective amendment no. 2.

Response: The requested change has been made.

28.	Comment: If pre-effective amendment no. 2 is filed after January 21, 2022, please include an update consent from the funds’ auditors.

Response: The requested change has been made.

29.	Comment: Per Rule 483(b) under the Securities Act of 1933, as amended, a power of attorney needs to be specific to a particular filing. Please have the Trustees execute a power of attorney specific to this filing (i.e., referencing the 1933 Act file number and/or the name of the registrant) and file it as an exhibit to pre-effective amendment no. 2.

Response: The requested change has been made.

*           *           *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/Rita Rubin
Rita Rubin

cc:	Paulita A. Pike, Esq.

Eric J. Thole

Jill M. Stevenson

Richard J. Ertel, Esq.